Filed pursuant to Rule 424(b)(3)
Registration No. 333-110307
PROSPECTUS SUPPLEMENT DATED DECEMBER 16, 2005
(To Prospectus dated December 24, 2003)
MAKEMUSIC! INC.
     This document supplements the Prospectus, dated December 24, 2003. Bear, Stearns & Co. Inc. (“Bear Stearns”) is added as a selling shareholder, having acquired from FCPI SOGE Innovation 5, FCPI SOGE Innovation 6 and FCPI SOGE Innovation 7 an aggregate of 75,000 shares as a principal, which shares are to be resold for Bear Stearns’ own account pursuant to the Prospectus. On November 22, 2005, Bear Stearns purchased 60,000 shares at $8.7174 per share, and on November 23, Bear Stearns purchased 15,000 shares at $8.63 per share. Commissions of $0.03 per share were paid to Bear Stearns in connection with the purchases. No discounts or concessions were allowed.